Exhibit 1
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CHANGE OF IMPORTANT EXECUTIVE POSITIONS
The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that Mr. Lu Yimin has been appointed as the President of the Company; each of Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Pei Aihua, Mr. Zhao Jidong, Mr. Li Fushen, Mr. Li Gang, Mr. Zhang Junan and Mr. Jiang Zhengxin has been appointed as a Senior Vice President of the Company; and Mr. Li Qiuhong has been appointed as an Assistant President of the Company; each with effect from 13 February 2009.
Mr. Chang Xiaobing continues to act as an Executive Director, Chairman and Chief Executive Officer of the Company; Mr. Lu Yimin and Mr. Zuo Xunsheng continue to act as Executive Directors of the Company; Mr. Tong Jilu continues to act as an Executive Director and Chief Financial Officer of the Company; and Ms. Chu Ka Yee continues to act as a Qualified Accountant and Company Secretary of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 13 February 2009
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive directors	:	Cesareo Alierta Izuel and Jung Man Won

Independent non-executive directors	:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming